ASSIGNMENT AND ASSUMPTION ON AGREEMENT AMONG BLUE EARTH SOLUTIONS, INC., DATAMEG CORPORATION, AMERICAN MARKETING & SALES, INC., AND THE PRINCIPAL SHAREHOLDERS.

This Assignment and Assumption Agreement is dated as of March 17, 2009 (the "Agreement"), between Blue Earth Solutions, Inc., a Nevada corporation ("Buyer" or "Blue Earth"), Datameg Corporation, a Delaware corporation ("Datameg" or "Seller" or "Parent Maker"), American Marketing & Sales, Inc., a Massachusetts corporation (the "Company" or "American Marketing") and Leonard J. Tocci, Lynel J. Tocci, Leanne J. Whitney, and Linnea J. Clary. Leonard J. Tocci (collectively, the "Principal Shareholders"). This Assignment and Assumption Agreement is entered into on the basis of the following facts, understandings and intentions of the parties.

RECITALS

A. On November 28, 2007, Datameg Corporation, a Delaware corporation ("Datameg"), American Marketing & Sales, Inc., a Massachusetts corporation (the "Company") and Leonard J. Tocci, as the duly authorized representative of the Principal Shareholders, entered into a Secured Promissory Note (the "Note"), a true and correct copy of which is attached hereto as Exhibit A. The Note was entered into as part of the purchase agreements and as consideration for Datameg’s purchase of all of the outstanding stock of the Company.

B. As of December 31, 2008, the amount of additional principal cash loans made by the Company to Datameg or its subsidiaries is $1,178,000 with interest due in the amount of $240,000, bring the total amount due on the Note as of December 31, 2008 to $1,418,000.

C. In addition to the Security mentioned in the Note, Datameg secured further cash loans from the Company by delivering to the Principal Shareholders’ attorney the stock certificate, stock power and UCC-1 filing representing its ownership of all of the outstanding shares of Datameg’s wholly owed subsidiary, NetSymphony Corporation.

D. The term of the Note ends on November 28, 2009 as does that certain Maker and Holder’s Election as defined in the Note.

E. Pursuant to a Stock Purchase Agreement of even date herewith, Buyer seeks to purchase the Company from Seller, in part by assumption of the Note, which assumption requires the consent of Leonard J. Tocci as representative of the Principal Shareholders. Buyer and Seller are each willing to compensate the Principal Shareholders for consenting to: (1) the sale, (2) the assumption, (3) an extension of the Note term for one year, (4) the release of the Security interest in NetSymphony stock, (5) the continuation of the 60 day acceleration provision for payment of the Note and (6) the election to the Principal Shareholders to receive, for now, cash payment for principal and interest due on the Note subject to Principal Shareholders right to convert said amounts to Buyer’s commons shares at their subsequent election.

F. Upon transfer of ownership of the Company to Buyer, Seller shall assign and Buyer shall assume all of Seller’s rights, interest and obligations set forth in Note and give UCC-1 and other notice of the Principal Shareholders’ continuing rights in the Note Security less NetSymphony Corporation’s stock certificate.

NOW THEREFORE, AND SUBJECT TO THE CLOSING of the sale of the Company pursuant to the Stock Purchase Agreement (the "Closing"), the Parties agree as follows:

1. Consideration. In consideration of this Agreement and at the Closing, Datameg shall deliver to the Principal Shareholders from escrow 15 million Datameg common shares now held under the terms of the Note and Buyer shall deliver to the Principal Shareholders 400,000 (restricted with piggy-back registration rights) common shares of Buyer’s common shares.

2. Assignment and Assumption. Seller, the Parent Maker, assigns and Buyer assumes the rights, interest and obligations of the Seller set forth in the Note and, except as otherwise provided herein, agrees to be bound by each and all of the terms and provisions of the Note as though the Note had originally been made, executed and delivered by Buyer.

3. Consents and Releases. The Principal Shareholders consent to the sale of the Company by Seller to Buyer under the terms of the Stock Purchase Agreement. The Principal Shareholders consent to the assignment to Buyer of the Note, and hereby release Seller from all obligations thereunder. The Principal Shareholders hereby release their Security interest in NetSymphony stock for payment of the Note and shall take all reasonable steps to return said stock to Datameg from escrow and give notice of said release in a UCC-1 filing.

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4. Amendments to the Note.

a. The term of the Note is extended to November 28, 2010.

b. The Holder of the Note shall have the right to immediate payment of all amounts due on the Note on 60 days written notice. Exercise of this right shall not be stayed pending Closing.

c. The election provisions of the Note notwithstanding, the Principal Shareholders shall be paid in cash for all amounts due them under the Note.

d. From time to time, the Shareholders shall have the right, in whole or in part, to convert amounts then due on the Note to Buyer’s common shares at a price of Six Dollars ($6.00) per share.

e. Post closing, the American Marketing shall be considered to have two operating divisions: the "Base Division" and the "Synergy Division." The term "Base Division" means American Marketings’ operations attributable to its pre-closing customers plus increased operations attributable to its post-closing future customers other than its post closing future customers directly secured by Blue Earth for American Marketing. The term "Synergy Division" means American Marketings’ operations attributable to post closing future customers directly secured by Blue Earth for American Marketing. Subject to American Marketings’ overall operating capital needs, Blue Earth shall be entitled to withdraw from time to time excess operating capital attributable to the Synergy Division. At all times, operating capital for the Base Division shall remain as part of the security for payment of the Note. American Marketing shall maintain only such additional records as reasonably required to compute excess operating capital attributable to the Synergy Division.

5. Buyer’s Notice of Security for Note. Buyer shall give UCC-1 and other notice of the Principal Shareholders’ continuing rights in the Note Security less NetSymphony Corporation’s stock certificate.

6. Successors and Assigns. 'I'his Agreement applies to, inures to the benefit of and binds all Parties of this Agreement and their respective successors, assigns and legal representatives.

7. Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to the rights and obligations described in this Agreement and supersedes all prior agreements or understandings, whether oral or written.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year above written.

ASSIGNOR and PARENT MAKER: Datameg Corporation By: _________________________________ James Murphy, President and CEO	ASSIGNEE: Blue Earth Solutions, Inc. By: _________________________________ Paul Sluarczyk, President

THE COMPANY: American Marketing & Sales, Inc. By: _________________________________ Leonard J. Tocci, President	HOLDERS’ CONSENT TO ASSIGNMENT: Principal Shareholders By: _________________________________ Leonard J. Tocci, as their Representative